Exhibit 99

May 13, 2011

Dear Shareholder:

Botetourt Bankshares, Inc. and Bank of Botetourt have a deeply rooted 112 year history as a provider of financial services and taking care of customers in the communities that we love. Our industry still faces unprecedented challenges and the consequences of the recent economic recession and the anemic recovery are affecting our markets. While larger financial institutions took government bailout money and were posting financial losses in the early stages of the recession, our customers continued to perform. We were pleased to report sound earnings even while many other banks reported losses. Now, as the economic cycle has stagnated in our region, many of our loan customers are struggling. As a result, financial losses we hoped to avoid are present. As a community bank, we have a philosophy of working with our distressed customers in an effort to give them an opportunity to survive their own financial crisis. These efforts worked in the past. However, now these customers, perhaps your neighbors, continue to struggle to sell homes, find employment, and make monthly payments. We struggle with them. We are humbled by the support we have received from our local shareholders as we weather the current financial storm.

After three consecutive quarters of negative earnings, on April 27, 2011, the Company’s Board of Directors voted to temporarily suspend the quarterly dividend to our shareholders. Suspending the quarterly cash dividend was a difficult decision for our Board of Directors, but it is a prudent measure in order to maintain and protect capital levels of the Company. We recognize the adverse pressure that the current economic environment is placing on the Company’s earnings. Both management and the Board of Directors also recognize the importance of dividends to our shareholders and we expect to resume quarterly dividend payments in conjunction with a return to profitability. Unfortunately, we worry that several large loan customers may continue to struggle and we must prepare in case they default on loans in the coming quarters. The real estate collateral we have on these loans is worth substantially less than when the loan was originated, a direct byproduct of the anemic real estate sector of our local economy. This could result in additional adverse impacts on earnings. To ensure our safety and soundness, the Bank consistently maintained a conservative philosophy and retained earnings over the last 112 years to endure difficult times such as today. Despite recent subpar earnings performance, our capital ratios have remained steadfast and we remain well capitalized by regulatory standards. We will monitor our capital position continually and will raise capital if necessary. We have the highest confidence that this bend in the road will make us an even stronger bank in the future.

What will help Bank of Botetourt in general? We need real estate values to stabilize and appreciate. We need home sales to improve in the region. We need our government to deal with current budget deficits to restore consumer confidence in our economy. Like you, we are awaiting the Federal Open Market Committee to increase interest rates as it will help our depositing customers and improve our net income.

What can you do to help us? We need your patience as we work through troubled loan scenarios. We need your confidence in the long-term investment and growth potential of our stock. We encourage you to consider participating in the Stock Purchase Plan, whereby you can acquire stock with one-time or routine purchases each quarter. The Plan provides a simple and cost effective method for increasing your stock ownership in the Company. You would help the Company grow capital locally as we remain philosophically opposed to participating in governmental programs. An enrollment form is enclosed for your consideration. We thank you for your investment and support in Botetourt Bankshares, Inc.

Sincerely,

/s/ H. Watts Steger, III	/s/ G. Lyn Hayth, III	/s/ Michelle A. Alexander
H. Watts Steger, III	G. Lyn Hayth, III	Michelle A. Alexander
Chairman & CEO	Secretary	SVP & CFO